EXHIBIT 21.1

SUBSIDIARIES

OF

SGS INTERNATIONAL, INC.

The following table lists, as of March 12, 2010, certain of the direct and indirect subsidiaries of SGS International, Inc., and their respective jurisdictions of organization:

Where Incorporated/Organized

Southern Graphic Systems, Inc.	Kentucky

Southern Graphic Systems Mexico, S.de R.L. de C.V.	Mexico

SGS Packaging Europe Holdings Limited	United Kingdom

SGS Packaging Europe Limited	United Kingdom

Project Dove Holdco, Inc.	Delaware

Project Dove Manitoba, LP	Manitoba

Southern Graphic Systems – Canada, Co.	Nova Scotia

MCG Graphics Limited	United Kingdom

The Box Room Limited	United Kingdom

SGS Packaging Netherlands, B.V.	Netherlands

McGurk Studios Limited	United Kingdom

Thames McGurk Limited	United Kingdom

SGS Asia Pacific Limited	Hong Kong

The names of certain other subsidiaries of SGS International, Inc. have been omitted because considered in the aggregate they would not constitute a significant subsidiary.